UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 15)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

bluebird bio, Inc.

(Name of Subject Company)

bluebird bio, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities)

Andrew Obenshain

President and Chief Executive Officer

bluebird bio, Inc.

455 Grand Union Boulevard

Somerville, Massachusetts 02145

(339) 499-9300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

R. Scott Shean

Andrew Clark

Brian R. Umanoff

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by bluebird bio, Inc., a Delaware corporation (“bluebird” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, relating to the tender offer by Beacon Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Beacon Parent Holdings, L.P., a Delaware limited partnership (“Parent”), to purchase all of the outstanding Shares in exchange for the consideration per Share, as may be elected by each Company stockholder, between either (but not both) of (a) $3.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon (the “Closing Amount”), plus (b) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of the milestone specified in, and subject to and in accordance with the terms and conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”) (the “Cash and CVR Consideration”) or (ii) $5.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon (the “All Cash Closing Amount” or the “All Cash Consideration”) (the consideration per Share elected by the applicable Company stockholder between the Cash and CVR Consideration and the All-Cash Consideration, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), on the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated May 14, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Election and Transmittal (which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2025, as amended. The Offer to Purchase and Letter of Election and Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Item 8. Additional Information”:

Final Results of the Offer

The Offer and related withdrawal rights expired as scheduled at one minute after 11:59 p.m., New York City time, on May 29, 2025 (such date and time, the “Expiration Time”), and the Offer was not extended. Merger Sub was advised by Equiniti Trust Company, LLC, the depositary for the Offer, that, as of the Expiration Time, a total of 5,868,196 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 59.8% of the outstanding Shares as of the Expiration Time.

As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Merger Agreement), and all other conditions to the Offer were satisfied. Promptly after the expiration of the Offer, Merger Sub accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer and will promptly pay for all the Shares accepted pursuant to the Offer.

Parent intends to complete the Merger on June 2, 2025 pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL. At such time, Merger Sub will be merged with and into the Company, the separate existence of Merger Sub will cease and the Company will continue as the Surviving Corporation and a wholly owned subsidiary of Parent. Each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, any Shares irrevocably accepted for payment pursuant to the Offer, and any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL), will be canceled and extinguished and automatically converted into the right to receive, at the election of the holder thereof with respect to a Share, either (but not both) (i) $3.00 in cash plus one contingent value right representing the right to receive $6.84 in cash upon the achievement of a net sales milestone or (ii) $5.00 in cash, in each case, without interest thereon and subject to any applicable withholding tax.

Following the consummation of the Merger, the Shares will be delisted from The Nasdaq Global Select Market, and trading of Shares is expected to be halted effective prior to the open of trading on June 2, 2025. Parent and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On May 30, 2025, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(5)(NN) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit Number	Description

(a)(5)(NN)	Press Release issued by Carlyle, SK Capital and Parent, dated May 30, 2025 (incorporated by reference to Exhibit (a)(5)(M) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

bluebird bio, Inc.

By:	/s/ Andrew Obenshain
Name:	Andrew Obenshain
Title:	President and Chief Executive Officer

Dated:	May 30, 2025